Exhibit 99.1

Uber and WeRide Begin Offering Autonomous Robotaxi Passenger Rides in Saudi Arabia

•	Marks the first time autonomous vehicles are available on the Uber platform in Saudi Arabia

•	Public operations have begun with dedicated routes between Roshn Front and Princess Noura University

•	Program endorsed by Transport General Authority (TGA)

RIYADH, Saudi Arabia--(BUSINESS WIRE)--WeRide (NASDAQ: WRD), a global leader in autonomous driving technology, and Uber Technologies, Inc. (NYSE: UBER), have begun offering autonomous Robotaxi passenger rides in Riyadh, marking the first time autonomous vehicles (AVs) are publicly available on the Uber platform in Saudi Arabia.

The initiative represents a major milestone in Uber’s partnership with the Transport General Authority (TGA) and aligns with the Kingdom’s Vision 2030 ambition to lead innovation in smart, sustainable mobility.

Starting today, Uber riders traveling between Roshn Front and Princess Noura University may be able to select a WeRide Robotaxi GXR, offering passengers a first-hand experience of driverless mobility in Saudi Arabia.

Sarfraz Maredia, Global Head of Autonomous Mobility & Delivery at Uber: “We’re excited to bring autonomous vehicles to riders in Saudi Arabia. This milestone, in partnership with the Transport General Authority and WeRide, marks an important next step in our progress across the Middle East as we continue expanding access to AVs while building safer and more sustainable transportation for all.”

Jennifer Li, CFO and Head of International at WeRide: “We’re proud to partner with Uber to introduce autonomous mobility in Riyadh, marking another global milestone for WeRide and for the Kingdom’s journey toward smart and sustainable transport. Through our world-class autonomous driving technology, we aim to enhance everyday mobility and help shape the future of safer, greener, and more efficient cities across Saudi Arabia and beyond.”

At the initial launch, each Robotaxi will include a vehicle operator to ensure a safer and more reliable experience for riders and pedestrians, before transitioning to fully driverless operations in the future.

This new milestone follows the Initial Operational Phase of Autonomous Vehicles inaugurated by His Excellency the Minister of Transport and Logistics Services and Chairman of the Board of the Transport General Authority, Eng. Saleh bin Nasser Al-Jasser in July. Before that, WeRide’s Robotaxi was granted Saudi Arabia's first Robotaxi autonomous driving permit, with WeRide being the first AV technology company whose Robotaxi has completed the TGA's Regulatory Sandbox for AV Piloting in Saudi Arabia. It also follows the public launch of WeRide on the Uber platform in Abu Dhabi at the end of 2024.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 11 countries. We are also the first and only technology company whose products have received autonomous driving permits in seven markets: China, the UAE, Singapore, France, Saudi Arabia, Belgium, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune's 2025 Change the World and 2025 Future 50 lists.

About Uber

Uber’s mission is to create opportunity through movement. We started in 2010 to solve a simple problem: how do you get access to a ride at the touch of a button? More than 64 billion trips later, we’re building products to get people closer to where they want to be. By changing how people, food, and things move through cities, Uber is a platform that opens up the world to new possibilities.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements.

Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release. WeRide does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Contacts

WeRide

Media Contact

pr@weride.ai

Uber

Media Contact

press@uber.com